Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2016	2015

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$663,551	$763,211
Exploration and Production and Other Revenues	620,575	643,815
Pipeline and Storage and Gathering Revenues	215,595	205,173
	1,499,721	1,612,199

Operating Expenses:
Purchased Gas	176,157	264,962
Operation and Maintenance:
Utility and Energy Marketing	195,385	201,101
Exploration and Production and Other	145,087	186,104
Pipeline and Storage and Gathering	91,893	82,908
Property, Franchise and Other Taxes	81,736	88,991
Depreciation, Depletion and Amortization	235,061	303,963
Impairment of Oil and Gas Producing Properties	512,856	1,561,709
	1,438,175	2,689,738

Operating Income (Loss)	61,546	(1,077,539)

Other Income (Expense):
Interest Income	4,036	4,464
Other Income	9,016	9,274
Interest Expense on Long-Term Debt	(116,078)	(103,977)
Other Interest Expense	(3,228)	(4,144)

Loss Before Income Taxes	(44,708)	(1,171,922)

Income Tax Benefit	(31,767)	(518,646)

Net Loss Available for Common Stock	$(12,941)	$(653,276)

Earnings (Loss) Per Common Share:
Basic:
Net Loss Available for Common Stock	$(0.15)	$(7.73)

Diluted:
Net Loss Available for Common Stock	$(0.15)	$(7.73)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,983,380	84,499,299

Used in Diluted Calculation	84,983,380	84,499,299